UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Horizon Therapeutics plc

File No. 333-168504 - CF#35444

Horizon Therapeutics plc submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 3, 2010, as amended.

Based on representations by Horizon Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.8	through August 20, 2025
Exhibit 10.9	through August 20, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support